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Exhibit 99.2

DragonWave Inc.	For the three months ended May 31 2010

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's

	Note	As at May 31, 2010	As at February 28, 2010
			(Note 2)
Assets
Current Assets
Cash and cash equivalents	3	70,559	105,276
Short term investments		45,266	8,074
Trade receivables	11	17,687	28,926
Other receivables	11	983	1,801
Inventory	4	28,006	23,910
Prepaid expenses		1,336	721
Future income tax asset		331	436

		164,168	169,144
Long Term Assets
Property, equipment and intangible assets		8,517	7,546
Future income tax asset		155	59

		8,672	7,605
Total Assets		172,840	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	11	21,317	33,949
Income taxes payable		363	835
Deferred revenue		800	1,017

		22,480	35,801
Long Term Liabilities	6	2,436	2,102
Commitments	9
Shareholders' equity
Capital stock	7	178,482	179,174
Contributed surplus	7	1,663	1,375
Deficit	7	(22,603)	(32,085)
Accumulated other comprehensive income	2, 7	(9,618)	(9,618)

		147,924	138,846
Total Liabilities and Shareholders' Equity		172,840	176,749

Shares issued & outstanding	7	36,789,760	36,934,917

On behalf of the Board:

(s) GERRY SPENCER Director	(s) TOM MANLEY Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts

		Three months ended May 31
	Note	2010	2009
			(Note 2)
REVENUE	13, 14	48,726	12,999
Cost of sales	4	27,495	8,509

Gross profit		21,231	4,490

EXPENSES
Research and development		4,698	2,465
Selling and marketing		4,136	2,069
General and administrative		2,576	1,003
Investment tax credits		—	(49)

		11,410	5,488

Income (Loss) from operations		9,821	(998)
Interest income		32	22
Investment loss		(49)	—
Foreign exchange gain (loss)		117	(1,374)

Income (Loss) before income taxes		9,921	(2,350)
Income tax expense		231	—

Net and Comprehensive Income (Loss)		9,690	(2,350)
Income (Loss) per share
Basic Diluted	8	0.26 0.26	(0.08 (0.08	) )
Weighted Average Shares Outstanding
Basic Diluted	8	36,916,893 37,930,704	28,569,238 28,569,238

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended May 31
	2010	2009
		(Note 2)
Operating Activities
Net Income (loss)	9,690	(2,350)
Items not affecting cash
Depreciation	713	248
Stock-based compensation	295	197
Unrealized foreign exchange loss	16	841
Inventory impairment (recovery)	(57)	20
Unrealized loss on short term investments	49	—
Accrued interest on short term investments	(7)	—

	10,699	(1,044)
Changes in non-cash working capital items	(5,034)	3,883

	5,665	2,839

Investing Activities
Acquisition of property, equipment and intangible assets	(2,225)	(482)
Purchase of short term investments	(45,308)	—
Maturity of short term investments	8,074	11,800

	(39,459)	11,318

Financing Activities
Change in line of credit	—	30
Share repurchase	(1,054)	—
Issuance of common shares net of issuance costs	147	9

	(907)	39

Effect of foreign exchange on cash and cash equivalents	(16)	(841)
Net increase (decrease) in cash and cash equivalents	(34,717)	13,355
Cash and cash equivalents at beginning of period	105,276	6,693

Cash and cash equivalents at end of period	70,559	20,048

Cash paid during the period for interest	—	6

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

unaudited

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul equipment.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] applicable to interim financial statements and follow the same accounting policies and methods of application as the Company's consolidated financial statements for the year ended February 28, 2010, except as described in note 2. Additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2010 and the accompanying notes.

        A reconciliation to generally accepted accounting principles in the United States has been presented in note 15.

2. ACCOUNTING POLICIES

Change in functional and reporting currency

        Effective March 1, 2010, the Company adopted the US dollar (USD) as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company's operations were measured in Canadian dollars (CAD) and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency". In accordance with EIC-130, assets and liabilities as at March 1, 2010, were translated into US dollars using the exchange rate in effect on that date and equity transactions were translated at historical rates. As the change took place on the first day of the fiscal year, there was no income statement or cash flow translation required. For comparative purposes, historical financial statements have been restated in US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders' equity.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

3. CASH and CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	May 31, 2010	February 28, 2010
Cash	50,961	105,276
Cash Equivalents	19,598	—

Total Cash and Cash Equivalents	70,559	105,276

4. INVENTORY

        Inventory is comprised of the following:

	May 31, 2010	February 28, 2010
Raw Materials	9,186	8,019
Work in Progress	1,077	1,112
Finished Goods	14,870	11,489

Total Production Inventory	25,133	20,620

Inventory held for customer service/warranty	2,873	3,290

Total Inventory	28,006	23,910

        Cost of sales for the three months ended May 31, 2010 was $27,495 [three months ended May 31, 2009—$8,509], which included $24,660 [three months ended May 31, 2009—$8,092] of costs associated with inventory. The remaining costs of $2,835 [three months ended May 31, 2009—$417] related principally to freight, warranty and other direct costs of sales.

        For the three month period ended May 31, 2010, the Company recognized an impairment recovery (loss) on inventory of $57 [three months ended May 31, 2009—($20)].

5. LINE OF CREDIT

        As at May 31, 2010, the Company had drawn $nil [February 28, 2010—$nil], on an operating credit facility with a limit of $17,000 [February 28, 2010—$10,000]. Interest is calculated at the bank's prime rate of interest plus 1% [February 28, 2010—1.75%] and resulted in a weighted average effective rate of nil for the three months ended May 31, 2010 [three months ended May 31, 2009—3.92%]. An amount of $337 has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on trade receivables. The Company was in compliance with the financial covenants included in the lending agreement as at May 31, 2010.

        The Company has drawn nil [February 28, 2010—nil] on a capital expenditure facility with a limit of $3,000 [February 28, 2010—$3,000].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

6. LONG TERM LIABILITIES

        Long term liabilities are apportioned as follows:

	May 31, 2010	February 28, 2010
Warranty accrual	1,840	1,434
Deferred Revenue	596	668

Total Long Term Liabilities	2,436	2,102

7. SHAREHOLDERS' EQUITY

        The following table illustrates the changes to Shareholder's Equity for the three months ended May 31, 2010:

	Common Shares
			Contributed Surplus			Shareholder's Equity
Three months ended May 31, 2010	Number	Amount		Deficit	AOCI
Balance at February 28, 2010	36,934,917	$179,174	$1,375	($32,085)	($9,618)	$138,846

Stock-based compensation	14,651	$36	$295	—	—	$331
Share repurchase	(174,400)	($846)	—	($208)	—	($1,054)
Other	14,592	$118	($7)	—	—	$111
Net Earnings	—	—	—	$9,690	—	$9,690

Balance at May 31, 2010	36,789,760	$178,482	$1,663	($22,603)	($9,618)	$147,924

        During the three months ended May 31, 2010, the Company repurchased nil restricted shares from departing employees [year ended February 28, 2010—32,084 shares].

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and will expire April 12, 2011. Daily purchases over the facilities of the NASDAQ are limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX are limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company will pay for the common shares purchased will be the market price of the shares at the time of acquisition.

        During the quarter ended May 31, 2010, the Company acquired 174,400 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $1,054 of which $846 was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $208 was charged to deficit.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

7. SHAREHOLDERS' EQUITY (Continued)

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 5,518,464 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and may generally be exercised at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

        In accordance with the rules of the TSX and the provisions of the Stock Option Plan, a Pool Calculation Amendment was approved by the shareholders of the Company on June 15, 2010 which amended the maximum number of Common Shares issuable under the Stock Option Plan from 15% to 10% of the Common Shares issued and outstanding from time to time as well as other stipulations. For further details consult the Company's Management Information Circular dated May 18, 2010.

        The following is a summary of stock option activity:

	Three Months Ended May 31, 2010		Year Ended February 28, 2010
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	1,603,052	$4.06	2,075,918	$3.37
Granted	126,000	$9.36	332,986	$8.90
Exercised	(14,651)	$2.48	(753,443)	$2.53
Forfeited	(4,961)	$4.73	(52,409)	$3.67

Closing Balance	1,709,440	$4.46	1,603,052	$4.06

        The Company has recognized $295 for the three months ended May 31, 2010 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three months ended May 31, 2009—$197].

        The following are the weighted average values used in determining the fair value:

	May 31, 2010	May 31, 2009
Volatility	63.0%	90.4%
Risk Free Rate	1.02%	1.32%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 126,000 options granted during the three month period ended May 31, 2010 were determined to have a fair value of $551.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

7. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on May 31, 2010:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$ 1.34	$ 2.00	426,693	3.45	$1.37	122,728	$3.58
$ 2.01	$ 3.00	306,790	1.12	$2.47	284,374	$1.09
$ 3.01	$ 4.00	255,210	3.40	$3.38	84,543	$3.37
$ 4.01	$ 5.00	275,222	3.31	$4.46	152,236	$3.31
$ 5.01	$ 6.00	89,755	3.41	$5.63	25,560	$2.55
$ 6.01	$10.00	195,300	4.62	$8.56	—	$—
$10.01	$13.74	160,470	4.57	$12.52	—	$—

		1,709,440	3.24	$4.46	669,441	$2.95

Restricted Shares & Employee Share Purchase Plan

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan included provisions to allow employees to purchase common shares as restricted shares. As at May 31, 2010, the amount of restricted stock under this plan was nil [February 28, 2010—85 shares].

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2010 a total of 3,746 common shares were purchased by employees at fair market value, while the company issued 936 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2010 was $1 [three months ended May 31, 2009—nil]. The fair value of the unearned ESPP shares as at May 31, 2010 was $16 [February 28, 2010—$10]. The number of shares held for release under the plan at May 31, 2010 was 2,075 [February 28, 2010—1,516]. As at May 31, 2010, 2,075 of these shares were still restricted.

Warrants

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase $315 and $35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

7. SHAREHOLDERS' EQUITY (Continued)

entitled to purchase an aggregate of 40,293 common shares at a purchase price of $8.69 per share. These warrants are still outstanding and carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        In consideration for entering into the convertible debt agreement with certain lenders, the Company issued warrants to the lenders which, pursuant to the capital reorganization on April 19, 2007, resulted in the determination of the number of common shares available for purchase, and the corresponding exercise price. A cashless conversion was permitted based on a formula detailed in the warrant agreement. The warrants became exercisable on April 19, 2007, and during the three months ended May 31, 2010, 15,457 warrants were exercised resulting in the issuance of 9,910 shares after giving effect to the cashless conversion feature. As at May 31, 2010 all warrants issued had been exercised and are reflected in the shares issued and outstanding.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants shall vest based on the achievement of pre-determined business milestones. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

8. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income per share including the effect of outstanding options and warrants:

	Three months ended May 31
	2010	2009
Basic Net Income (Loss) per share
Net Income (Loss)	9,690	(2,350)
Weighted average number of shares outstanding	36,916,893	28,569,238
Net Income (Loss) per share	$0.26	$(0.08)

Diluted Net Income (Loss) per share
Net Income (Loss)	9,690	(2,350)
Weighted average number of shares outstanding	36,916,893	28,569,238
Dilutive effect of warrants	21,405	—
Dilutive effect of stock options	992,406	—

Adjusted weighted average number of shares outstanding	37,930,704	28,569,238

Net Income (Loss) per share	$0.26	$(0.08)

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

9. COMMITMENTS

        Future minimum operating lease payments as at May 31, 2010 per fiscal year are as follows:

$
2011	855
2012	792
2013	88
2014	13
Thereafter	—

1,748

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

10. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the three months ended May 31, 2010, the Company paid $306 [three months ended May 31, 2009—$165], relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at May 31, 2010 was $111 [February 28, 2010—$70] and is included in accounts payable and accrued liabilities. These amounts have been allocated amongst various expense accounts except for leasehold improvements which have been allocated to property, equipment and intangible assets.

        The Company also purchased products and services from a company controlled or significantly influenced by a Board member. Total net product and services purchased for the three month period ended May 31, 2010 was $2,794 [three months ended May 31, 2009—$1,892]. The majority of the purchases have been recorded in inventory and ultimately in cost of sales. As at May 31, 2010, this company is no longer a related party.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

11. FINANCIAL INSTRUMENTS

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

11. FINANCIAL INSTRUMENTS (Continued)

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2010	February 28, 2010
Held-for-trading(1)	115,825	113,350
Loans and receivables(2)	17,798	28,990
Other financial liabilities(3)	19,831	31,269

(1)
Includes cash, cash equivalents, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents with variable interest rates expose the Company to interest rate risk on these financial instruments. The Company pays interest on its line of credit at the bank's prime rate of interest plus 1%, and has interest rate risk exposure due to changes in the bank's prime rate. The line of credit was not utilized as at May 31, 2010.

Credit risk

        In addition to trade receivables, the Company is exposed to credit risk in its cash and cash equivalents, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

11. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments in US dollars, as at May 31, 2010:

	May 31, 2010			February 28, 2010
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Cash, cash equivalents and short-term investments	91%	9%	0%	86%	13%	1%
Trade receivables	93%	5%	2%	93%	6%	1%
Financial liabilities	79%	21%	0%	65%	35%	0%

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at May 31, 2010, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a reduction of after-tax net income of $85 for the period ended May 31, 2010 [period ended May 31, 2009—$113], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at May 31, 2010.

Liquidity risk

        Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

12. CAPITAL MANAGEMENT

        The Company defines capital as its shareholders equity. The Company manages its capital in order to maintain flexibility and respond to changes in economic and/or marketplace conditions. In order to increase shareholder value, the Company may adjust its capital structure by issuing new shares, purchasing shares for cancellation or raising debt. At this time, the Company does not utilize debt facilities as part its capital management strategy. For the three months ended May 31, 2010, the Company has not distributed dividends to its shareholders. The Company is not subject to any externally imposed requirements and there were no changes in the Company's approach to capital management during the three month period ended on May 31, 2010.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

13. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	3 Months Ended May 31, 2010		3 Months Ended May 31, 2009
	$'s	%	$'s	%
Canada	2,726	5.6%	787	6.1%
North America (excluding Canada)	40,190	82.5%	9,687	74.5%
Europe, Middle East, and Africa	5,448	11.2%	2,467	19.0%
Other	362	0.7%	58	0.4%

Total Revenue	48,726	100%	12,999	100%

14. ECONOMIC DEPENDENCE

        The Company is dependent on a key customer with respect to revenue. This customer represents approximately 78% of sales for the three months ended May 31, 2010 [three months ended May 31, 2009—52%].

15. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ["U.S. GAAP"] and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net and comprehensive income [loss] as reported under Canadian GAAP to net and comprehensive income [loss] that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

        The following table details the computation of net and comprehensive income and loss under U.S. GAAP:

	Three months ended May 31
	2010	2009
Net and comprehensive income (loss) in accordance with Canadian GAAP	9,690	(2,350)
Share-based compensation	(28)	2

Net and Comprehensive income (loss) in accordance with U.S. GAAP	9,662	(2,348)

        There was no effect of the above adjustments on the total shareholders' equity.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

unaudited

15. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

        The following table details the computation of U.S. GAAP for basic and diluted income (loss) per share:

	Three months ended May 31
	2010	2009
Net and Comprehensive income (loss) in accordance with U.S. GAAP	9,662	(2,348)
Weighted average number of shares	36,916,893	28,569,238
Basic income (loss) per share	0.26	(0.08)
Weighted average number of shares—diluted	37,930,704	28,569,238
Diluted income (loss) per share	0.25	(0.08)

Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, DragonWave was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards ASC 718, "Stock Compensation" ["ASC 718"], formerly SFAS No. 123(R) "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of ASC 718 are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. ASC 718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied ASC 718 and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

        As a result of adopting ASC 718, which does not permit the use of the minimum value method additional compensation expense has been recorded under U.S. GAAP for the three months period ended May 31, 2010 and May 31, 2009.

        ASC 718 does not permit the use of the minimum value method. The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

QuickLinks

  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts unaudited